

Mail Stop 3720

July 28, 2017

Gregory H. Trepp
President and Chief Executive Officer
Hamilton Beach Brands Holding Company
4421 Waterfront Drive
Glen Allen, VA 23060

   Re: Hamilton Beach Brands Holding Company
     Amendment No. 1 to
     Draft Registration Statement on Form S-1
     Submitted July 20, 2017
     CIK No. 0001709164

Dear Mr. Trepp:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Accounting Treatment, page 43

1. Regarding your response to comment 5, we note that the customers of NACCO/NACoal's unconsolidated subsidiaries have a financial controlling interest in those subsidiaries and have the power to direct the activities of those subsidiaries that most significantly affect the economic performance of those subsidiaries. We also note that the equity capital provided by NACoal to those subsidiaries does not adequately finance ongoing activities or absorb any expected losses of those subsidiaries without additional support from those customers. In light of these facts and circumstances, please explain to us why you believe it is appropriate to consider the revenues of the unconsolidated subsidiaries in your ASC 505-60-25-8a analysis.

Gregory H. Trepp
Hamilton Beach Brands Holding Company
July 28, 2017
Page 2

2.	Please further clarify your response to comment 5 and tell us the following:

- Tell us your estimate of the fair value of Hamilton Beach Holdings and NACCO excluding Hamilton Beach. Also, tell us the factors, including your underlying estimates of future cash flows, you considered in your determinations of the fair values of Hamilton Beach Holdings and NACCO excluding Hamilton Beach; and

- Please describe the future roles and responsibilities of Mr. Rankin as the Non-Executive Chairman of NACCO and the Executive Chairman of Hamilton Beach Holding. In your response also tell us how his future roles and responsibilities differ or are similar to his current role as NACCO Chairman, President and Chief Executive Officer.

Material U.S. Federal Income Tax Consequences, page 44

3.	Please continue to revise your disclosure to reflect that you have received an opinion on the material federal income tax consequences of the spin-off. For example, your disclosures on pages 6 and 12 only refer to the opinion that is a condition to the spin-off and assume the spin-off qualifies as tax-free under Section 355 of the Code. On page 44, it is unclear what constitutes counsel's opinion because the legal conclusion and tax consequences are set forth in the discussion of the closing opinion. Please clearly identify what counsel has opined upon. In addition, remove references to the discussion being a summary and "for general information only."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

4.	With respect to each business segment, provide a discussion of the material changes in each income statement line-item including cost of sales, selling, general and administrative expenses, interest expense, other, net, and income tax provision.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications